July 25, 2017

Ms. Pamela Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Mail Stop 4631

Division of Corporate Finance

Washington, D.C. 20549

Re:	Reliant Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed May 4, 2017
File No. 333-214274

Dear Ms. Long:

On behalf of Reliant Holdings, Inc., a Nevada corporation (the “Company”), we are providing the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the below responses to the Staff’s comment letter dated May 18, 2017, relating to the Company’s Registration Statement on Form S-1/A Amendment No. 4 (File No. 333-214274) (the “Registration Statement”) filed with the Commission on May 4, 2017, in connection with the registration for resale of 3,585,000 shares of the Company’s common stock (“Common Stock”) by the selling stockholders named in the Registration Statement (collectively, the “Selling Stockholders”).

In connection with these responses the Company is filing an Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold type.

General

1.

Please note the updating requirements of Rule 8-08 of Regulation S-X. Liquidity and Capital Resources, page 42

RESPONSE:

The Company has updated Amendment No. 5 with unaudited financial statements as of March 31, 2017, and has additionally updated Liquidity and Capital Resources pursuant to the requirements of Rule 8-08 of Regulation S-X.

Ms. Pamela Long

July 25, 2017

2.

We note your receivable of $10k associated with the construction of the personal swimming pool of Michael Chavez, CEO. Please tell us whether you have collected this receivable from Mr. Chavez. If not, please tell us how you concluded that current classification was appropriate and the receivable was fully collectible.

RESPONSE:

The Company has updated Amendment No. 5 to address your comment.

3.

We note you had working capital of $45,982 as of December 31, 2015 and $42,309 as of September 30, 2016. We further note that you had a working capital deficit of $12,309 as of December 31, 2016. However, your disclosure regarding the reasons for the change in working capital is identical to your prior disclosure when you reported working capital. Please advise.

RESPONSE:

The Company has updated Amendment No. 5 to address the reasons for the change in working capital.

4.

Given your negative working capital and cash flows from operating activities as of December 31, 2016, please disclose cash requirements for the next 12 months and the source of such funds. Refer to Section 501.13.a of the Financial Reporting Codification for guidance.

RESPONSE:

The Company has updated Amendment No. 5 to address your comment.

Yours very truly,,

/s/ John S. Gillies

John S. Gillies
Senior Associate